Exhibit 11

CT COMMUNICATIONS, INC.
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,

		(Restated)		(Restated)
	2003	2002	2003	2002

Computation of share totals used in computing earnings per share:
Weighted average number of shares outstanding	18,739,580	18,734,756	18,727,943	18,746,997
Basic average shares outstanding (a)	18,739,580	18,734,756	18,727,943	18,746,997
Incremental shares arising from outstanding stock options	42,051	39,836	20,158	43,138

Totals (b)	18,781,631	18,774,592	18,748,101	18,790,135

Earnings for common stock (c)	$10,353	$2,672	$12,830	$5,404

Earnings per share basic (c)/(a)	$0.55	$0.14	$0.69	$0.29

Earnings per share assuming full dilution (c)/(b)	$0.55	$0.14	$0.68	$0.29